Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9888)

VOLUNTARY ANNOUNCEMENT

APPLICATION FOR ADDITION OF A RMB COUNTER

This announcement is made by Baidu, Inc. (the “Company”) on a voluntary basis.

The board of directors of the Company (the “Board”) is pleased to announce that on March 31, 2023, the Company has submitted an application for an addition of a Renminbi (“RMB”) counter with an intention to support the new Hong Kong Dollar (“HKD”)-RMB Dual Counter Model program (the “HKD-RMB Dual Counter Model”) by The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Class A ordinary shares of the Company are currently denominated and traded in HKD on the Stock Exchange. The Company believes that the HKD-RMB Dual Counter Model will provide more investment flexibilities and stock liquidity for the shareholders of the Company and potential investors. The Company is also pleased to support the internationalization of RMB.

According to an announcement of the Stock Exchange, the Stock Exchange will announce the commencement date of the HKD-RMB Dual Counter Model and publish the designated list of dual counter securities in due course.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board
and Chief Executive Officer

Hong Kong, March 31, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. James Ding, Mr. Brent Callinicos, Mr. Yuanqing Yang and Mr. Jixun Foo as independent directors.